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OMB APPROVAL
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UNITED STATES	OMB Number: 3235-0058
SECURITIES AND EXCHANGE COMMISSION	Expires: May 31, 2012
Washington, D.C. 20549	Estimated average burden
hours per response ...2.50
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SEC FILE NUMBER
FORM 12b-25	811-21503
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NOTIFICATION OF LATE FILING	CUSIP NUMBER

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(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[ ] Form 10-Q	[X] Form N-SAR	[ ] Form N-CSR

For Period Ended: March 31, 2010

[ ]   Transition Report on Form 10-K

[ ]   Transition Report on Form 20-F

[ ]   Transition Report on Form 11-K

[ ]   Transition Report on Form 10-Q

[ ]   Transition Report on Form N-SAR

                     For the Transition Period Ended: ______________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I-- REGISTRANT INFORMATION

The FBR Funds

Full Name of Registrant

Former Name if Applicable

1001 Nineteenth Street North

Address of Principal Executive Office (Street and Number)

Arlington, VA 22209

City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or
expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
portion thereof, will be filed on or before the fifteenth
[X]		calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day
following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Form N-SAR for the fiscal year ended March 31, 2010 for two of its separate investment series, the FBR Balanced Fund and the FBR Core Bond Fund (the “Funds”), could not be filed within the prescribed time period without unreasonable effort or expense.  This is due to the fact that the Funds were involved in a reorganization transaction effective as of March 12, 2010 which resulted in a change in certain of the Funds’ service providers.  Additional time was therefore deemed to be necessary for the review and confirmation of certain of the information required to be included in the Registrant’s Form N-SAR with respect to the Funds.  It is anticipated that the Form N-SAR will be filed as promptly as possible and in no event later than 15 calendar days from its original due date.

SEC 1344 (07-03)    PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

PART IV-- OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Kimberly J. Bradshaw	703	875-1326
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(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).                                Yes [X]  No [ ]

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?      Yes [ ]  No [X]

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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The FBR Funds

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 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 1, 2010           By: /s/Kimberly J. Bradshaw

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                                            Treasurer and Principal Financial Officer

                                            FBR Funds

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

---------------------------------- ATTENTION -----------------------------------

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL

                        VIOLATIONS (SEE 18 U.S.C. 1001).

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GENERAL INSTRUCTIONS

  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

  A manually signed copy of the form and amendments thereto shall be filed     with each national securities exchange on which any class of securities of the registrant is registered.

  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

  Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

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